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Jacob McKean

Founder/CEO at Modern Times Beer

Greater San Diego Area

Message

 Stone Brewing Co.

 Columbia University in the City of New York

 See contact info

 113 connections

Experience

 **Social Media Coordinator**
Stone Brewing Co.

Founder/CEO
Modern Times Beer
Jan 2012 – Present · 7 yrs 4 mos
Greater San Diego Area

Education

 **Columbia University in the City of New York**
BA, History, Anthropology
2002 – 2006

Interests

 **Stone Brewing**
26,632 followers

 **Craft Brewery Alliance**
8,912 members

Columbia University in the City of...
355,108 followers









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